Exhibit 99.2



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PRESENTED BY PAN PACIFIC I.R. LTD.                       CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA  V6C 2W2                                           E-MAIL:
TEL:  (604) 669-7800   FAX:  (604) 669-7816               shareholder@namtai.com
TOLL FREE TEL/FAX:  1-800-661-8831



                            NAM TAI ELECTRONICS, INC.
                            NEW MONTHLY SALES RECORD

VANCOUVER, CANADA - June 14, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange Symbol:
884852) announced that it achieved a new all time monthly sales record of $50.8 million in May, 2004. This is an 18% increase over the previous single month sales record of $43.0 million achieved in April 2003.

"We are pleased with our sales results and are very confident that we can achieve final second quarter results that will be within our guidance range of between $125 million and $140 million provided in our press release dated April 30, 2004 announcing the first quarter financial results," commented Mr. Murakami, Nam Tai's Chairman. "Sales growth mainly came from the commencement of delivery of new products in the second quarter including CMOS image sensor modules built in to cellular phones for a new customer, Bluetooth(TM) cellular phone headsets, and also from increased sales of cellular phones in semi-knocked down ("SKD") form and flexible printed circuit sub-assemblies."

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



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